Exhibit 99.5

Announcement

Cable & Wireless AGM – Chairman’s Remarks

Following is the text of the statement made today (24 July 2003) to the Annual General Meeting of Cable and Wireless plc by the Chairman, Richard Lapthorne.

“I would like to take a few moments to share some thoughts about the first six and a half months of my time in the Company.

“As you know, I was appointed on 10th January; the closing share price on the 9th had been 48p, valuing the Company at just over £1.1 billion. When the announcement was made, many of my friends called to tell me I was mad to get involved. ‘Why jeopardise your reputation?’ was the typical comment. Many analysts and journalists implied at the time that the job could not be done; Cable & Wireless’ problems had gone too far and they warned there would not be enough cash or time to put things right.

“When I arrived, I saw that there were four clear priorities: to fix the balance sheet, to reform the Board, to appoint a new CEO and deliver a credible strategy.

“It was clear that the key to securing the future for the Company was the release of the £1.5 billion of cash from an escrow account, through the resolution of the past ten years’ UK tax accounts, and to reinforce cash management in the operations. As a result of addressing these issues I was able to say in the Preliminary Announcement that, as at the Balance Sheet date, we had sufficient liquidity to exit the United States; since then we have increased our cash resources by a further £479 million through selling our shares in PCCW and launching a convertible bond. None of us in the Company would claim the turnaround will be easy, or overnight. But all but the most sceptical commentators have stopped saying that the job cannot be done.

“Prior to my joining, the Company had come under concerted pressure from its major UK investors to make significant changes to the Board composition. That had already meant that the Company’s plans for succession to Sir Ralph Robins had to be modified. So my next task was to renew the Board, both executives and non-executives. After Sir Win Bischoff’s retirement today, out of a board of eleven directors, seven have been appointed since the beginning of 2003. On the executive side three directors have left and we recruited Francesco Caio as Chief Executive Officer and Kevin Loosemore as Chief Operating Officer. In addition, Rob Rowley, a very experienced former finance director of Reuters, who was non-executive Chairman of the Audit Committee when I joined, agreed to switch to part time executive Deputy Chairman where he took overall control of the finance and legal functions.

“Since becoming executive, Rob has been more full time than part time, and I am tremendously grateful for the personal support he gave me in the early months of the year when we were running without a Chief Executive. Before I joined, it was Rob who convinced me the job was doable. I trust his judgment; we have known each other a long time.

“When it came to renewing the non-executive directors we needed to recruit quickly people who had the right skills to bring to the Board debates. The relevant needs covered first hand experience in finance, treasury and restructuring; IT and telecoms; government understanding and public affairs.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

We have formed a high quality Board that brings just those skills. Our latest appointment, which will take effect in February, is that of Lord Robertson, currently Secretary General of NATO, as an executive Deputy Chairman. His experience and reputation will bring real benefits to Cable & Wireless in our management of host government relationships wherever we operate.

“I believe that a properly run Board is there to create value for shareholders and that its processes should naturally lead to good corporate governance.

“For me, an essential element of good corporate governance practice is that the non-executives, excluding the Chairman, meet once a year under the Chairmanship of the Senior Independent Director to specifically address four issues:

I .	What is the quality of the relationship between the Chairman and the Chief Executive Officer;
2.	How open is the Chief Executive Officer with the Board;
3.	How apparent is the existence of checks and balances within the executive director team;
4.	Have all issues raised at Board and Committee meetings been properly addressed and questions answered ....

And then report back to the Board with their findings.

“If the non-executives are able to make judgements on these four questions, that is already evidence of good processes; if the answers to the questions are positive, then good corporate governance should result. If the opposite is true, then bad corporate governance is more likely to flourish – boxes ticked or not.

“Carrying out this task at Cable & Wireless is already included in the terms of reference of the Senior Independent Director, a role to be taken by Graham Howe.

“When I joined Cable & Wireless I purchased 1,000,000 shares and am contracted to purchase 200,000 shares a year whilst I remain in office. I believe passionately in directors owning shares in their company and I have encouraged all our non-executives to agree to purchase shares in the Company each year during their first three years. They agreed, despite the fact that, at the time they were being persuaded to join us, they were reading the same pessimistic stories about the Company’s likely lack of a sustainable future. When the suggestion was made the share price was about 60p, but we were unable to put in place an arrangement because we were already in discussions to sort out our tax; then we ran into the year-end. Nevertheless, the non-executive directors have all entered firm forward purchase contracts to acquire shares at a price of 103.5p or market price if lower. Some of them contracted to purchase 100,000 shares a year at a cost of up to three times their annual after-tax fees. By investing their own money in this way, all of them have demonstrated real commitment to the Company and a willingness to align their interests with those of shareholders.

“Francesco Caio joined the Company on the 4th April. I set him the task of determining his strategy for the Company in time to announce on 4th June. As an accountant, I had formed some views based on the numbers – Francesco understands the telecoms industry and it was vital that his industry judgements determined strategy rather than my financial ones.

“In just eight weeks he produced a strategy for Cable & Wireless which should, as implemented, produce a sustainable company providing proper returns for our shareholders. At no time did he complain about a lack of time; he just got on with it – I think you have a fine Chief Executive Officer.

“On the way from January to today we had diversions too. Only days after my arrival PCCW attempted to persuade the Company into takeover talks. At no time did PCCW make an offer or even suggest a price at which it might make an offer – I invited them to bid or shut up. I understood from some commentators at the time that we should have sold at the rumoured 80p or 100p – I believe our defence of shareholders’ interests was correct – we weren’t prepared to open our books to tyre kickers.

“It could appear somewhat perverse that with the Company’s financial future increasingly secured during the last six months, we have had a number of accompanying downgrades by credit ratings agencies, with the latest only last week.

“Whilst big investors understand the role of the ratings agencies within the financial system, smaller investors may not, and they can get hurt if lack of proper balance either in the rating agency’s report or in media coverage of the report persuades them to buy or sell. Rating agency reports are not written for equity holders.

“Finally, I must talk about our decision on the dividend. The Board concluded that suspension for 12 months would give us greater flexibility during our transitional period. But we do intend to pay a final dividend again for the financial year ending March 2004, with the level determined by our progress against our restructuring plan and the resultant improved financial performance of the Group.”

Ends

Contacts:

Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward looking statements. See those which appear, or are referred to, in the cautionary statements section on the first page of the company’s Form 20F 2003.